EXHIBIT 4.5

                                      105 Madison Avenue, New York, NY, 10016
                                       Tel: 212-929-5500    Fax: 212-929-0308
                                      Email: proxy@mackenziepartners.com

                                      New York    London    Los Angeles    Palo Alto
Gyrodyne Company of America, Inc.
One Flowerfield
St. James, NY 11780
Attn: Gary Jay Fitlin
Chief Financial Officer and Treasurer

July 12, 2011

Dear Gary:

This is to confirm our agreement that effective the date hereof MacKenzie Partners, Inc. ("MacKenzie Partners") has been engaged by  Gyrodyne Company of America, Inc. the "Company") as information agent with regard to the rights  offering (the "Rights  Offering”).  MacKenzie Partners will perform customary services for the Company, including: providing consulting and advisory services; distribution of the materials to security holders, providing information to securityholders from the materials, and providing such other services as may be requested from time- to-time by the Company (collectively the “Services”).

The Services shall continue until the expiration, termination or cancellation of the  Rights  Offering.  In consideration of the Services you agree to pay MacKenzie Partners the following:

1.
A fee estimated at $3,000 unless there is opposition to the transaction.  In the event of opposition to the transaction or if you request us to provide additional service not contemplated by this Agreement, you also agree to pay us an additional amount, if any, to be mutually agreed upon based on such services provided by MacKenzie, payable upon expiration, termination or cancellation of the Services.

2.
MacKenzie Partners' reasonable out-of-pocket expenses which shall include but not be limited to: telephone and telecopier charges; copying costs; messenger services; financial advertising; electronic news distribution; news wire service charges; transportation, meals and lodging; data processing; and mailing, postage and courier costs.

You agree that information and data which you furnish to us, whether written, oral or pictorial, will be true, accurate and complete to the best of the Company's knowledge in all material respects and we are authorized to rely upon it, as well as any information or data received from third parties with your permission and on your behalf, as true, accurate and complete in all material respects.  You agree to review carefully any materials which we prepare for you pursuant to this Agreement and to promptly advise if, in your reasonable opinion, these materials are materially false, inaccurate or incomplete.

You agree to indemnify and hold us and our employees harmless against any losses, claims, damages, liabilities or expenses (including, without limitation, legal and other related fees and expenses) to which we may become subject arising from or in connection with the Services or matters which are the subject of this Agreement; provided, however, that you shall not be liable under this sentence in respect of any loss, claim, damage, liability or expense which was the result of our bad faith or willful misconduct.  The Company will not be liable under this indemnity unless we give you prompt written notice of any related claim or action brought against us.  At your election, you may assume the defense of any such claim or action.  The provisions of this paragraph shall indefinitely survive the period of this Agreement.

Gyrodyne Company of America, Inc.
July 12, 2011
Page Two

We will hold in confidence and will not use nor disclose to third parties information we receive from you or your agents or information developed by MacKenzie Partners based upon such information we receive, except for information which was public at the time of disclosure or becomes part of the public domain without disclosure by us or information which we learn from a third party which does not have an obligation of confidentiality to you.

This Agreement shall be interpreted according to and governed by the laws of the State of New York and each of us consents to the exclusive jurisdiction of the courts of such State.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

Sincerely yours,
Agreed to as of the date first written above.

MacKenzie Partners, Inc.

By:____________________	By: _________________________
Daniel M. Sullivan	Gary Jay Fitlin
Senior Vice President	Chief Financial Officer and Treasurer